UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 24 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 03, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites John

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
169,956

	8	SHARED VOTING POWER
628,860

	9	SOLE DISPOSITIVE POWER
169,956

	10	SHARED DISPOSITIVE POWER
428,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.42%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

Item 1 is amended to read as follows: This Amendment No. 24 to Schedule 13D is being filed by John W. Crites to amend the Schedule 13D filed on March 31, 2009, as previously amended by Amendments Nos. 1-23 to Schedule 13D, inclusive, as furthered described in prior filings with the Securities Exchange Commission (together, the "Schedule 13D"), relating to the Common Stock, par value $2.50 per share, of Summit Financial Group, Inc., a West Virginia corporation to reflect Mr. Crites acquisition on September 1, 2014 of the right to convert some or all Summit's Series 2011 Preferred Stock into a maximum of 208,250 shares of Summit Common Stock. Mr. Crites is also reporting beneficial ownership of 41,750 shares of Summit Common stock which arises from his right to vote the Common Stock into which 334 shares of Summit Series 2011 Preferred Stock may be converted on September 1, 2014.

The class of equity securities to which this Statement relates is the Common Stock, par value $ 2.50 per share (the “Shares” or the "Common Stock"), of Summit Financial Group, Inc. a West Virginia corporation (“Summit”), whose principal executive offices are at 300 North Main Street, Moorefield, WV 26836.

Item 2.	Identity and Background

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

No Change

Item 4.	Purpose of Transaction

Item 4 is amended to read as follows:

On October 31, 2011 Mr. and Mrs. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011 (the “Summit Series 2011 Preferred Stock”). Under the terms of the Series 2011 Preferred Stock, Mr. and Mrs. Crites have the right to convert the Summit Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date”). On June 30, 2014, Mr. Crites and his spouse transferred a total of 1,503 shares of Summit Series 2011 Preferred Stock to nine subtrusts created to support the future health, maintenance and education of their grandchildren. Mr. Crites and his spouse are co-trustees for seven of the nine subtrusts and also have the power to vote the shares of Summit Common stock owned by the nine subtrusts, including the two subtrusts for which they do not act as co-trustees. Mr. and Mrs. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock on the date that is sixty days prior to each Dividend Payment Date. On July 3, 2014, Mr. and Mrs. Crites acquired the right to convert their Summit Series 2011 Preferred Stock into shares of Common Stock.

Accordingly, as of July 3, 2014, Mr. and Mrs. Crites were deemed to have beneficial ownership of an additional 250,000 shares of Common Stock.

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)
Item 5(a) is amended to read as follows:

Mr. Crites beneficially owns an aggregate of 798,816 Shares or 10.42% of Summit Common Stock. 208,250 of the Shares beneficially owned by Mr. Crites arise from his right to convert some or all of 1,666 shares of the Summit Series 2011 Preferred Stock into a maximum of 208,250 shares of Summit Common Stock and 41,750 arise from his right to vote the Common Stock into which 334 shares of Summit Series 2011 Preferred Stock may be converted on September 11, 2014 by two trusts created for his grandchildren.

(b)
Item 5(b) is amended to read as follows:

Mr. Crites has sole voting and dispositive power over 169,956 of the Shares, which includes 71,059 shares owned by The Patricia A. Crites 2010 Grantor Retained Annuity Trust, for which he is the trustee, and 98,897 shares of Common Stock owned by the Patricia A. Crites 2012 Grantor Retained Annuity Trust for which he acts as trustee. He shares voting and dispositive power over 428,870 Shares with his wife, Patricia Crites, which includes 69,000 shares of Common Stock held in six subtrusts created for the benefit of the Crites grandchildren, for which Mr. and Mrs. Crites act as co-trustees as described in Item 6 below, 146,125 shares of Common Stock into which the Summit Series 2011 Preferred Stock is convertible on September 1, 2014, held in seven subtrusts created for the benefit of the Crites grandchildren, for which Mr. and Mrs. Crites act as co-trustees, described in Item 6 below, 62,125 shares of Common Stock into which the Series 2011 Preferred Stock is convertible, 124,320 shares owned individually by Mrs. Crites, and 27,300 shares individually owned by Mr. Crites.

Patricia Crites is a citizen of the United States and is a principal shareholder and Secretary of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, West Virginia 26847.

Mr. Crites also shares voting power but not dispositive over 199,990 of the Shares with his wife Patricia Crites, John Crites, under two trusts, for the benefit of their grandchildren as described in Item 6 below.

During the last five years, Mr. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Crites is a citizen of the United States.

(c)	No Change

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Item 5(d) is amended to read as follows:

Mr. Crites’ spouse has the right to receive or the power to direct the receipt of dividends from the sale of 282,745 of the Shares jointly and beneficially owned by them, which includes the maximum of 208,250 shares of Common Stock into which the Series 2011 Preferred Stock is convertible on September 1, 2014. In her capacity as co-trustee of six subtrusts described in Item 6, below, Mrs. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 69,000 of the Shares. The trustee of two of the subtrusts described in Item 6, below, has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 199,990 of the Shares, which includes 41,750 shares of Summit Common Stock into which the Series 2011 Preferred Stock is convertible on September 1, 2014.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 30, 2009, Summit Financial Group, Inc. issued subordinated debt in the amount of $5,000,000 to Allegheny Wood Products, Inc. Under the terms of the subordinated debt, Summit will pay the principal sum of $5,000,000 to Allegheny on March 31, 2019. Summit will pay interest on the subordinated debt at a rate of 10% per annum. The subordinated debt may be redeemed at Summit’s option on any interest payment date on or after April 1, 2014.

On October 13, 2010, Mr. Crites and his spouse transferred a total of 282,276 shares to The Patricia A. Crites 2010 Grantor Retained Annuity Trust for which Mr. Crites is the trustee. On January 24, 2012, the Patricia A. Crites 2010 Grantor Retained Annuity Trust distributed 99,951 shares of Summit Common Stock to Patricia A. Crites. On January 31, 2012, Mrs. Crites transferred these shares to the Patricia A. Crites 2012 Grantor Retained Annuity Trust, for which John W. Crites acts as trustee. On January 31, 2012, John W. Crites also transferred 12,000 shares of Summit Common stock jointly owned by them to the Patricia A. Crites 2012 Grantor Retained Annuity Trust. On June 18, 2013, the Patricia A. Crites 2010 Grantor Retained Annuity Trust transferred 63,732 shares to Patricia Crites and the Patricia A. Crites 2012 Grantor Retained Annuity Trust, for which John W. Crites transferred 13,054 shares to Patricia Crites. On February 5, 2014, the Patricia A. Crites 2010 Grantor Retained Annuity Trust transferred 47,534 shares to Patricia Crites.

Mr. and Mrs. Crites transferred a total of 227,240 shares of Common stock to eight subtrusts created to support the future health, maintenance, and education of their grandchildren. On October 31, 2011, Mr. and Mrs. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. The Series 2011 Preferred Stock does not have voting rights. Under the terms of the Series 2011 Preferred Stock, Mr. and Mrs. Crites have the right to convert the Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each “Dividend Payment Date”). On June 30, 2014, Mr. Crites and his spouse transferred a total of 1,503 shares of Summit Financial Group, Inc. 8% Non-Cumulative Preferred Shares Series 2011 to nine subtrusts created to support the future health, maintenance and education of their grandchildren. Mr. Crites and his spouse are co-trustees for seven of the nine subtrusts and also have the power to vote the shares of Summit Common Stock owned by the nine subtrusts, including the two subtrusts for which they do not act as co-trustees. Mr. and Mrs. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock into which the Summit Series 2011 Preferred Stock is convertible on the date that is sixty days prior to each Dividend Payment Date.

On or after June 1, 2014, the Company may at its option on any dividend payment date, convert some or all of the Series 2011 Preferred Stock into shares of Summit Common Stock at the then applicable conversion rate. Summit may exercise this conversion right if, for 20 trading days during the 30 consecutive trading dates immediately preceding the date they give notice of conversion, the closing price of the Common Stock exceeds 135% of the greater of (i) $4.00 or (ii) the consolidated closing bid price of its Common Stock as quoted on the NASDAQ Capital Market immediately preceding the closing of the offering. Accordingly, on or after June 2, 2014, the Company may convert some or all of the Series 2011 Preferred Stock beneficially owned by Mr. and Mrs. Crites into a maximum of 250,000 shares of Summit Common Stock.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group

July 18, 2014	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)